FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding resolutions passed at 2018 first extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”); and

2.          an announcement on estimated profit decrease of the Registrant;

Each made by the Registrant on January 31,  2018.

Announcement One

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
2018 FIRST EXTRAORDINARY GENERAL MEETING

This announcement sets out all resolutions passed at the EGM convened on 30 January 2018.

Reference is made to the notice of meeting of 2018 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 15 December 2017.

The Company convened the EGM at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 30 January 2018 at 9:00 a.m.. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Cao Peixi, Chairman of the Company, was unable to preside over the Meeting due to other engagements. After election by more than one half of the Directors, Mr. Liu Guoyue (Director) presided over the EGM as the chairman of the Meeting. The secretary to the board of directors, relevant members of the board of directors and supervisors of the Company attended the Meeting.

As at the record date (i.e. 10 January 2018), there were 15,200,383,440 shares of the Company in total entitled to attend the EGM and vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the EGM are set out below:

1.	Number of Shareholders and proxies who attended the EGM (person(s))		33
	Of which: A Shares		26
	H Shares		7
2.	Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)		3,777,714,992
	Of which:	A Shares	2,148,466,052
		H Shares	1,629,248,940
3.	Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)		47.030629%
	Of which:	A Shares	26.747309%
		H Shares	20.283320%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation, China Hua Neng Group Hong Kong Limited and China Huaneng Finance Corporation Limited, being connected persons (shareholders of the Company who are involved in or interested in the transactions as contemplated by the following resolutions considered at the EGM), holding an aggregate of 7,167,926,520 ordinary shares of the Company, representing approximately 47.16% of the total issued shares of the Company as at the record date, had abstained from voting on the resolutions Nos.1 and 2 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of The Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the proposal regarding the continuing connected transactions for 2018 between the Company and Huaneng Group.

3,775,171,592 shares, representing approximately 99.932674% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 2,543,200 shares voted against.

2.	To consider and approve the proposal regarding the Acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company.

3,705,405,379 shares, representing approximately 98.085890% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 72,309,413 shares voted against.

By order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
31 January 2018

Announcement Two

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE

This announcement is made by the Company pursuant to the requirements of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap.571, the Laws of Hong Kong) to provide shareholders of the Company and the public with the financial information of the Company. This announcement is disseminated on the Shanghai Stock Exchange, and is also published in accordance with Rule 13.10B of the Listing Rules.

The financial data set out in this announcement are based on the preliminary data. Therefore, specific and accurate financial data shall be subject to the final audited information to be disclosed in the annual report of the Company for 2017. Investors are hereby reminded of investment risks.

The Board of Directors of the Company and all directors hereby warrant that the contents of this announcement do not contain any false representation, misleading statement nor is there any material omission, and accept full responsibility, individually and jointly, for the truthfulness, accuracy and completeness of the information contained in this announcement.

It is estimated by Huaneng Power International, Inc., (the “Company”) that the net profit attributable to the shareholders of the Company for the year 2017 calculated under PRC Generally Accepted Accounting Principles (the “PRC GAAP”) would decrease by RMB6,500 million to RMB7,400 million, representing a decrease of 74% to 84% compared to the unrestated amount of the corresponding period last year; and decrease by RMB8,100 million to RMB9,000 million, representing a decrease of 78% to 86% compared to the restated amount of the corresponding period last year.

1.	ESTIMATED OPERATING RESULTS

(1)	Period of the estimated operating results

1 January 2017 to 31 December 2017

(2)	Details of the estimated operating results

1.
Based on preliminary estimation by finance department of the Company, it is estimated that the net profit attributable to the shareholders of the Company for the year 2017 calculated under PRC GAAP would decrease by RMB6,500 million to RMB7,400 million, representing a decrease of 74% to 84% compared to the unrestated amount of the corresponding period last year; and decrease by RMB8,100 million to RMB9,000 million, representing a decrease of 78% to 86% compared to the restated amount of the corresponding period last year. The net profit attributable to the shareholders of the Company for the year 2017 calculated under International Financial Reporting Standards would have a difference, resulting from standards adjustment.

2.
The net profit attributable to the shareholders of the Company less non-recurring gains or losses for the year 2017, compared to the same period last year (whether before or after restatement) would both decrease by RMB7,000 million to RMB7,900 million, representing a decrease of 88% to 98%. The increase in the non-recurring gains or losses was primarily attributable to an impact of RMB400 million as a result of the investment income from the disposal of equity interests in Yangtze Power as compared to the same period last year.

(3)
The estimated operating results of the Company have not yet been audited by certified public accountant. The data in this estimated results were based only on the preliminary estimation by the finance department of the Company. Specific and accurate financial data will be formally disclosed by the Company in the 2017 annual report after the audit.

2.	OPERATING RESULTS FOR THE SAME PERIOD LAST YEAR

(1)
The net profit attributable to the shareholders of the Company calculated under PRC GAAP was RMB8,814.2909 million before restatement and RMB10,382.4137 million after restatement. The net profit attributable to the shareholders of the Company less non- recurring gains or losses was RMB7,980.8972 million (whether before or after restatement).

(2)	The earnings per share under PRC GAAP was RMB0.58 before restatement and RMB0.68 after restatement.

3.	MAIN REASONS FOR THE ESTIMATED DECREASE IN OPERATING RESULTS FOR THE PERIOD

The main reason attributable to the decrease in the Company's operating results for the period: due to the significant increase in coal price compared to last year, the profitability of the coal- fired generating units of the Company has severely decreased.

4.	RISK WARNING

There is no substantial uncertainty in respect of the Company which will affect the accuracy of the content in this estimated results announcement.

5.	OTHER EXPLANATORY ITEMS

The financial data set out in this announcement are based on the preliminary data. Specific and accurate financial data will be formally disclosed by the Company in the 2017 annual report after the audit. Investors are hereby reminded of investment risks.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC 31
January 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 31, 2018